EXHIBIT 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended March 31, 2001
(Dollars in Thousands)
(Unaudited)
Restated

PRE-TAX PREFERRED STOCK DIVIDENDS:

Preferred Dividends	$1,320

Effective Income Tax Rate	0.3905

Complement of Effective Income Tax Rate (1-Tax Rate)	0.6095

Pre-Tax Preferred Dividends	$2,166

FIXED CHARGES:

Interest Expense	$48,124

Amortization of Debt Premium, Discount and Expense	390

Interest Component of Rentals	12

Total Fixed Charges	48,526

Pre-tax Preferred Dividends	2,166

Total Fixed Charges and Preferred Stock Dividends	$50,692

EARNINGS:

Net Income	$91,320

Add:

Income Taxes Applicable to Utility Operating Income	63,379

Income Taxes Applicable to Non-Utility Operating Income	(554)

Income Taxes Applicable to Other Income (Expenses)-Net	(3,336)

Total Fixed Charges	48,526

Total Earnings	$199,335

Ratio of Earnings to Fixed Charges	3.9